SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          Transfinancial Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   000089365P1
                                 (CUSIP Number)


                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP No.  000089365P1                          Page 2 of 11
----------------------------------             --------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    TJS Partners, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  |_|
                                                            (b)  |_|
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF         7        SOLE VOTING POWER           0
    SHARES         ------------------------------------------------------------
  BENEFICIALLY
   OWNED BY           8        SHARED VOTING POWER         0
    EACH           ------------------------------------------------------------
  REPORTING           9        SOLE DISPOSITIVE POWER      881,550
   PERSON WITH     ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER    0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    881,550
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1951%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP No.  000089365P1                          Page 3 of 11
----------------------------------             --------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    TJS Management, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  |_|
                                                            (b)  |_|
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF         7        SOLE VOTING POWER               0
    SHARES         ------------------------------------------------------------
  BENEFICIALLY
   OWNED BY           8        SHARED VOTING POWER             0
    EACH           ------------------------------------------------------------
  REPORTING           9        SOLE DISPOSITIVE POWER          0
   PERSON WITH     ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER  881,550
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    881,550
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1951%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP No.  000089365P1                          Page 4 of 11
----------------------------------             --------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    TJS Corporation
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  |_|
                                                            (b)  |_|
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF         7        SOLE VOTING POWER               0
    SHARES         ------------------------------------------------------------
  BENEFICIALLY
   OWNED BY           8        SHARED VOTING POWER             0
    EACH           ------------------------------------------------------------
  REPORTING           9        SOLE DISPOSITIVE POWER          0
   PERSON WITH     ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER  881,550
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    881,550
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1951%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------             --------------------------------
CUSIP No.  000089365P1                          Page 5 of 11
----------------------------------             --------------------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Thomas J. Salvatore
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  |_|
                                                            (b)  |_|
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)

                                                                 |_|
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
    NUMBER OF         7        SOLE VOTING POWER                 0
    SHARES         ------------------------------------------------------------
  BENEFICIALLY
   OWNED BY           8        SHARED VOTING POWER               0
    EACH           ------------------------------------------------------------
  REPORTING           9        SOLE DISPOSITIVE POWER            0
   PERSON WITH     ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER    881,550
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    881,550
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.1951%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------

          The Statement on Schedule 13D, dated August 17, 1998, as heretofore amended through Schedule 13D/A, Amendment No. 6 dated June 30, 1998 (as amended the "Schedule 13D"), which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Transfinancial Holdings, Inc. (previously named Anuhco, Inc.), a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D/A, Amendment No. 7, relates to the Shares of the Company.

          The address of the Company's principal executive offices are located at 8245 Nieman Road, Suite 100, Lenexa, KS 66214.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following thereto:

          On August 14, 1998, the Partnership entered into a definitive agreement (the "Stock Sale Agreement") to sell to George Crouse an aggregate of 881,550 Shares currently owned by the Partnership (the "Partnership Shares"). Upon consummation of the transactions contemplated by the Stock Sale Agreement, the Partnership will not beneficially own any Shares. See Item 6 hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended by adding the following thereto:

          As of the date of this Amendment No. 7 to Schedule 13D, the Partnership is the direct beneficial owner of 881,500 Shares which constituted approximately 18.1951% of the 4,844,874 Shares outstanding as of August 14, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

          Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following thereto:

          The Stock Sale Agreement described in Item 4 of this Amendment No. 7 to Schedule 13D provides that the Partnership will sell an aggregate of 881,550 Shares to George Crouse for an aggregate purchase price of $8,044,143.75 payable in cash. The Closing of the transaction (the "Closing") is to occur on or prior to September 30, 1998 contemporaneously with the payment by the Company to Mr. Crouse for the resale by Mr. Crouse of such Shares to the Company pursuant to a separate agreement among the Company, Mr Crouse and other members of the Crouse family. At Closing, Mr. Crouse has agreed to pay the Partnership $200,000 for all expenses incurred by the Partnership in connection with the transactions contemplated by the Stock Sale Agreement.

          As part of the transaction, concurrent with the execution and delivery of the Stock Sale Agreement, the Partnership delivered to the Escrow Agent, as such term is defined in the Stock Sale Agreement, an irrevocable proxy in favor of George Crouse to vote the Partnership Shares (the "Proxy"). The Proxy terminates at 5:30 p.m. New York time on September 30, 1998 or earlier upon the closing of the transactions contemplated by the Stock Sale Agreement. The Stock Sale Agreement also provides that the Stock Purchase Agreement dated June
30, 1998 among the Partnership, Larry Crouse and other members of the Crouse family, pursuant to which the Partnership had agreed to purchase 1,247,785 Shares from members of the Crouse family, shall be null and void and shall have no further force or effect. The foregoing summary of the Stock Sale Agreement and the Proxy is qualified in its entirety by reference to the copies of the Stock Sale Agreement, the Proxy and the Escrow Agreement filed as exhibits to this Amendment No. 7 to Schedule 13D.

          Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         1. Copy of Stock Purchase Agreement dated August 14, 1998 between the Partnership and George Crouse.

         2. Escrow Agreement dated August 14, 1998 among the Partnership, George Crouse and the Scudder Law Firm P.C.

         3.   Irrevocable Proxy of the Partnership dated August 14, 1998.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1998


                                    TJS PARTNERS, L.P.

                                    By: TJS MANAGEMENT, L.P., as
                                        General Partner


                                          By: /S/ THOMAS J. SALVATORE
                                             ------------------------------
                                             Thomas J. Salvatore, as
                                             General Partner


                                    TJS MANAGEMENT, L.P.


                                    By: /S/ THOMAS J. SALVATORE
                                       ------------------------------------
                                        Thomas J. Salvatore, as
                                        General Partner


                                    TJS CORPORATION


                                    By: /S/ THOMAS J. SALVATORE
                                       -----------------------------------
                                        Thomas J. Salvatore
                                        President


                                        /S/ THOMAS J. SALVATORE
                                      ------------------------------------
                                        Thomas J. Salvatore